Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following letter was distributed to CBOT members on January 5, 2003 and concurrently therewith was made available on the CBOT’s intranet site, MemberNet.

January 2, 2004

Dear Fellow Members:

As many of you are aware, Electronic Chicago Board of Trade, Inc. (e-CBOT), with the approval of the Board of Directors of the CBOT and acting as general partner of Ceres Trading Limited Partnership (Ceres), authorized the dissolution of Ceres as of the close of business December 31, 2003. By way of background, Ceres was formed in 1992 by the CBOT for the purpose of developing and maintaining an electronic trading system. The CBOT initially held a 10 percent general partnership interest in Ceres, which was subsequently transferred to e-CBOT, and members and clearing firms of the CBOT held a 90% limited partnership interest in Ceres. The purpose of this letter is to provide the limited partners of Ceres with information concerning the dissolution, winding-up and liquidation of Ceres.

In accordance with the terms of the Ceres partnership agreement, e-CBOT, as Liquidator, will first pay any debts and obligations of Ceres to third parties and then establish a reserve to be held in an escrow account in an amount equal to $1,000,000 plus any outstanding liabilities owed to Ceres creditors at the time of distribution to cover future expenses and claims (including unforeseen and contingent liabilities) of Ceres. Then, e-CBOT expects to make an initial liquidating distribution of cash to the general partner and limited partners of Ceres on or about January 26, 2004 in accordance with the distribution mechanism set forth in the Ceres partnership agreement.

Following, please find our current estimate as to the amount of cash that will be available for the initial liquidating distribution to the general partner and each class and series of limited partner following the establishment of the reserve. In addition, once e-CBOT, as the liquidator of Ceres, determines that any remaining reserves being held in escrow are no longer necessary, such funds, if any, will be distributed to the general partner and limited partners in accordance with the distribution mechanism set forth in the partnership agreement as a subsequent liquidating distribution. However, we expect that the initial liquidating distribution will represent a significant portion of the total distribution made to the general partner and limited partners.

The following estimates are subject to change, based upon, among other things, the actual cash received and expenses paid by Ceres on or prior to the date of the initial liquidating distribution.

Estimated Aggregate Amount Available for the Initial Liquidating Distribution			$64,000,000

General Partner	10%		$6,400,000
Class A Limited Partners	70%		44,800,000
Class B Limited Partners	20%		12,800,000

Total			$64,000,000

Amount per Class A Limited Partner	Amount per Limited Partner	Number	Total per Category
Full	$28,849	1,402	$40,448,000
AM	$4,808	800	3,615,168
1/2 AM	$2,404	134	557,632
COM and IDEM	$144	1,284	179,200

Total			$44,800,000

Amount per Class B Limited Partner
Volume Based		60%	$7,680,000
Prorated		40%	5,120,000

Total			$12,800,000

		Number	Amount
Prorated Amount per Class B Limited B Partner		59	$86,780

The distributions arise from amounts of ordinary income taxable to the limited partners which will be reflected on a Form K-1 for 2003 which we estimate will be distributed to the limited partners in February.

Please contact Glen Johnson at 312-435-3457or Jill Harley at 312- 341-7261, if you have any additional questions.

Sincerely,

/s/ Charles P. Carey

Charles P. Carey

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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